Deferred Annuity Contract
(logo)                                                   American Centurion
AMERICAN                                                 Life Assurance Company
 EXPRESS                                                 20 Madison Ave. Ext.
(R)                                                      P.O. Box 5555
         American                                        Albany, New York 12205
         Centurion
         Life

This is a deferred annuity contract. It is a legal contract between you, as the owner, and us, American Centurion Life Assurance Company, a Stock Company. PLEASE READ YOUR CONTRACT CAREFULLY.

If the annuitant is living on the retirement date, upon your request, we will begin to pay you monthly annuity payments. Any payments made by us are subject to the terms of this contract.

We issue this contract in consideration of your application and the payment of the initial purchase payment.

Signed for and issued by American Centurion Life Assurance Company of Albany, New York, as of the contract date.

ACCUMULATION VALUES AND ANNUITY PAYMENTS, WHEN BASED ON THE INVESTMENT RESULTS OF THE VARIABLE SUBACCOUNTS, ARE VARIABLE AND NOT GUARANTEED AS TO FIXED DOLLAR AMOUNT. See the Fixed and Variable Accounts section for variable provisions. The Mortality & Expense Risk and Variable Account Administrative Charges are shown under Contract Data.

In order for the dollar amount of variable annuity payments not to decrease, the assets of the variable accounts must have an annual net rate of investment return of 3.5%. This is equal to the gross investment return minus the mortality and expense risk charge and administrative charge shown under Contract Data.

NOTICE OF YOUR RIGHT TO EXAMINE THIS CONTRACT FOR 10 DAYS
If for any reason you are not satisfied with this contract, return it to us or our representative within 10 days after you receive it. We will then cancel this contract and refund an amount equal to the sum of: (1) the contract value; and
(2) any fees paid or any premium tax charges paid. This contract will then be considered void from its start.

/s/ Eric L. Marhoun                                      /s/ Timothy V. Bechtold
    Secretary                                                President

o    Flexible purchase payments.
o    Investment experience reflected in benefits.
o    Optional fixed dollar or variable accumulation values and annuity payments.
o    Annuity payments to begin on the retirement date.
o    This contract is nonparticipating.  Dividends are not payable.

                                                                   Non-Qualified
272250                                                                  A(12/02)
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                          Guide To Contract Provisions

Definitions             Important words and meanings                     Page 3

General Provisions      Entire Contract; Incontestable;
                        Modification of the Contract; Benefits
                        Based on Incorrect Data; State Laws;
                        Federal Laws; Reports to Owner; Evidence
                        of Survival; Protection of Proceeds;
                        Payments by Us; Voting Rights                    Page 4

Ownership and
Beneficiary             Owner's Rights; Change of Ownership;
                        Beneficiary; Change of Beneficiary;
                        Assignment                                       Page 5

Payments to
Beneficiary             Describes options and amounts payable
                        upon death                                       Page 6

Purchase Payments       Purchase Payments; Amount and Intervals;
                        Payment Limits; Allocation of Purchase
                        Payments; Additional "Credits" for
                        Purchase Payments                                Page 7

Contract Value          Describes the fixed and variable account
                        contract values; Interest to be
                        Credited, Contract Administrative
                        Charge; Premium Tax Charges, Transfers
                        of Contract Values; Dollar Cost
                        Averaging Program                                Page 8

Fixed and Variable
Accounts                Describes the variable subaccounts,
                        accumulation units and values; Net
                        Investment Factor; Mortality and Expense
                        Risk Charge; Annuity Unit Value                  Page 10

Withdrawal Provisions   Withdrawal of the contract for its
                        withdrawal value; Rules for Withdrawal;
                        Withdrawal Value; Withdrawal Charge;
                        Withdrawal Order; Waiver of Withdrawal
                        Charges; Suspension or Delay in Payment
                        of Withdrawal                                    Page 12

Annuity Provisions      When annuity payments begin; Different
                        ways to receive annuity payments;
                        Determination of payment amounts                 Page 14

Tables of Annuity
Rates                   Tables showing amount of first variable
                        annuity payment and the guaranteed
                        fixed annuity payments for the various
                        payment plans                                    Page 16

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                                   Definitions

The following words are often used in this contract. When we use these words, this is what we mean:

Accumulation Unit

An accumulation unit is an accounting unit of measure. It is used to calculate the contract value prior to annuitization.

Annuitant

The person or persons on whose life monthly annuity payments depend.

Annuity Unit

An annuity unit is an accounting unit of measure. It is used to calculate the value of annuity payments from the variable subaccounts on and after the retirement date.

Annuitization

The application of the contract value of this contract to an Annuity Payment Plan to provide annuity payments.

Code

The Internal Revenue Code of 1986, as amended, its regulations thereunder and/or promulgations of the Internal Revenue Service, as applicable.

Contract Anniversary

The same day and month as the contract date each year that the contract remains in force.

Contract Date

The date from which contract anniversaries, contract years, and contract months are determined. Your contract date is shown under Contract Data.

Contract Value

The sum of the Fixed Account Contract Value (which receives a declared interest rate) and the Variable Account Contract Value (which varies with the investment performance of the elected subaccounts) for this contract.

Fixed Account

The fixed account is made up of all our assets other than those in any separate account.

Fixed Annuity

A fixed annuity is an annuity with payments which are guaranteed by us as to dollar amount during the annuity payment period.

Retirement Date

The date shown under Contract Data on which annuity payments are scheduled to begin. This date may be changed as provided in this contract. You will be notified prior to the retirement date in order to select an appropriate annuity payment plan.

Special DCA Fixed Account

The Special DCA fixed account is an option within the fixed account whereby amounts allocated will earn a specified rate of interest provided they are transferred monthly to the variable subaccounts within specified time periods we declare.

Valuation Date

A valuation date is each day the New York Stock Exchange is open for trading.

Valuation Period

A valuation period is the interval of time commencing at the close of business on each valuation date and ending at the close of business on the next valuation date.

Variable Annuity

A variable annuity is an annuity with payments which: (1) are not predetermined or guaranteed as to dollar amounts; and (2) vary in amount with the investment experience of one or more of the variable subaccounts.

Variable Subaccounts

The portfolios of the Variable Account. The subaccounts available on the contract date are named under Contract Data.

We, Our, Us

American Centurion Life Assurance Company.

Written Request

A request in writing signed by you and delivered to us at our home office.

You, Your

The owner of this contract. The owner may be someone other than the annuitant. The owner may be changed as provided in this contract.

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                               General Provisions

Entire Contract

This contract form and any endorsements or riders attached to it are the entire contract between you and us.

No one except one of our corporate officers (President, Vice President, Secretary or Assistant Secretary) can change or waive any of our rights or requirements under this contract. That person must do so in writing. None of our other representatives or other persons has the authority to change or waive any of our rights or requirements under this contract.

Modification of the contract

This contract may be modified at any time by written agreement between the contract owner and us. The modification must be signed by one of our corporate officers (President, Vice President, Secretary or Assistant Secretary).

Incontestable

This contract is incontestable from its date of issue.

Benefits Based on Incorrect Data

If the amount of benefits is determined by data as to a person's age or sex that is incorrect, benefits will be recalculated on the basis of the correct data. Any underpayments made by us will promptly be paid in a single sum with an interest credit of 6% per annum. Any overpayments made by us will be subtracted from the future payments together with an interest charge of 6% per annum.

State Laws

This contract is governed by the laws of the state in which it is delivered. The values and benefits of this contract are at least equal to those required by such state.

Federal Laws

This contract is intended to qualify as an annuity contract under Section 72 of the Internal Revenue Code for Federal income tax purposes. To that end, the provisions of this contract are to be interpreted to ensure or maintain such tax qualification, despite any other provisions to the contrary. We reserve the right to unilaterally amend this contract to reflect any clarifications that may be needed or are appropriate to maintain such tax qualification. We will send you a copy of any such amendments.

Reports to Owner

At least once a year we will send you a statement showing the contract value, the cash withdrawal value and death benefit of this contract as of a date not more than two months prior to the statement. This statement will be based on any laws or regulations that apply to contracts of this type. It will be mailed to your last known post office address.

Evidence of Survival

Where any payments under this contract depend on the recipient or annuitant being alive on a given date, proof that such condition has been met may be required by us. Such proof may be required prior to making the payment.

Protection of Proceeds

Payments under this contract are not assignable by any beneficiary prior to the time they are due.

Payments by Us

All sums payable by us are payable from our home office. Any payment or withdrawal from a variable annuity is based on the variable contract value.

Voting Rights

So long as federal law requires, we will give certain voting rights to contract owners. As contract owner, if you have voting rights we will send a notice to you telling you the time and place of the shareholder meeting. The notice will also explain matters to be voted upon and how many votes you have.

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                            Ownership And Beneficiary

Owner's Rights

As long as the annuitant is living and unless otherwise provided in this contract, you may exercise all rights and privileges provided in this contract or allowed by us.

Change of Ownership

You can change the ownership of this contract by written request on a form approved by us. The change must be made while the annuitant is living. Once the change is received by us, it will take effect as of the date of your request, subject to any action taken or payment made by us before receipt.

Beneficiary

Unless designated otherwise, beneficiaries are those you name, in a form satisfactory to us, to receive benefits of this contract when the first of you or the annuitant die while this contract is in force. You may change the beneficiary as provided below.

Only those beneficiaries who are living when death benefits become payable may share in the benefits, if any. Benefits will be paid to all primary beneficiaries surviving you or the annuitant, in accordance with your last beneficiary designation on file. If none survive, proceeds will be paid to all surviving contingent beneficiaries. If no beneficiary survives you or the annuitant, we will pay the benefits to you, if living, otherwise to your estate.

Change of Beneficiary

If the annuitant is still living, you may change the beneficiary anytime while the annuitant is living by satisfactory written request to us. Once we receive the change, it will take effect as of the date of your request, subject to any action taken or payment made by us before the receipt.

Assignment

While the annuitant is living, you can assign this contract or any interest in it. Your interest and the interest of any beneficiary are subject to the interest of the assignee. An assignment is not a change of ownership and an assignee is not an owner as these terms are used in this contract. Any amounts payable to the assignee will be paid in a single sum.

A copy of any new assignment must be submitted to us at our home office. Any assignment is subject to any action taken or payment made by us before the assignment was received at our home office. We are not responsible for the validity or effect, tax or otherwise, of any assignment.

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                             Payments To Beneficiary

Death Benefit Before the Retirement Date

If you or the annuitant die before the retirement date while this contract is in force, we will pay the beneficiary the greater of:

1.   the contract value as of the date we receive proof of death; or

2. the total purchase payments and any purchase payment credits made to the contract minus any "adjusted partial withdrawals."

An "adjusted partial withdrawal" is calculated for each partial withdrawal as the product of (a) times (b) where:

     (a) is the ratio of the amount of the partial withdrawal to the contract value on the date of (but prior to) the partial withdrawal; and

     (b) is the death benefit on the date of (but prior to) the partial withdrawal.

The above amount will be payable in a lump sum on the valuation date we receive due proof of death of the annuitant or owner, whichever first occurs. The beneficiary may elect to receive payment anytime within 5 years after the date of death.

In lieu of a lump sum, payment may be made under an Annuity Payment Plan, provided:

1. the beneficiary elects the plan within 60 days after we receive due proof of death; and

2.   payments begin no later than one year after the date of death; and

3. the plan provides payments over a period which does not exceed the life or the life expectancy of the beneficiary.

In this event, the reference to "annuitant" in the Annuity Provisions shall apply to the beneficiary.

We will determine the contract value on which we base amounts payable or applied under this section at the next accumulation unit value calculated after we receive due proof of death at our home office.

Spouse Option to Continue Contract Upon Owner's Death

If the owner's death occurs prior to the retirement date, a spouse who is designated as sole beneficiary, or as a joint tenant with right of survivorship, may elect in writing to forego receipt of the death benefit and instead continue this contract in force as owner. If the owner was also the annuitant, then the spouse becomes the annuitant as well. The election by the spouse must be made within 60 days after we receive due proof of death. Upon such continuation the contract value shall be equal to the death benefit that would otherwise have been paid. Withdrawal charges under the continued contract shall only apply to additional purchase payments.

Annuitant's Death After the Retirement Date

If the annuitant or owner dies after the retirement date, the amount payable, if any, will be as provided in the Annuity Payment Plan then in effect.

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                                Purchase Payments

Purchase Payments

Purchase payments are the payments you make for this contract and the benefits it provides. Purchase payments must be paid or mailed to us at our home office or to an authorized agent. If requested, we'll give you a receipt for your purchase payments.

Net purchase payments are that part of your purchase payments applied to the contract value. A net purchase payment is equal to the purchase payment less any applicable premium tax charge.

Amount and Intervals

Purchase payments may be paid in a single sum or in installments until the earlier of: (1) the date this contract terminates by withdrawal or otherwise; or
(2) the date on which the annuity payments begin.

Subject to the Payment Limits Provision you may: (1) stop and/or restart purchase payments; or (2) increase or decrease the amount of your purchase payments; or (3) change the interval of your purchase payments.

Payment Limits Provision

Maximum Purchase Payments - The maximum purchase payments in the first or later contract years may not exceed the amounts shown under Contract Data.

Minimum Purchase Payments - Upon issue of this contract, a purchase payment intended as a Single Purchase Payment must be at least $2,000. If you intend to make installment purchase payments, the minimum purchase payment is shown under Contract Data.

We reserve the right to cancel this contract if both of the following conditions exist at the same time: (1) no purchase payments have been paid for a continuous period of 36 months; and (2) the contract value is less than $2,000. In this event we will give you 30 days written notice of our intent to cancel this contract. Upon such cancellation we will pay you the contract value in one sum. This contract will then terminate.

Allocation of Purchase Payments

You instruct us on how you want your purchase payments allocated among the fixed account and variable subaccounts. Your choice for each account may be made in any whole percent from 0% to 100% as long as the total adds up to 100%. Your allocation instructions as of the contract date are shown under Contract Data. By written request, or by other method agreed to by us, you may change your choice of accounts or percentages. The first net purchase payment will be allocated as of the end of the valuation period during which we make an affirmative decision to issue this contract. Net purchase payments after the first will be allocated as of the end of the valuation period during which we receive the payment at our home office.

Additional "Credits" for Purchase Payments

We may apply an additional purchase payment credit to your contract value for applicable net purchase payments you make to this contract as indicated under Contract Data. The purchase payment credit is a percentage of such net purchase payment which is the purchase payment less the amount of partial withdrawals that exceed all prior purchase payments. The percentage depends on the amount of cumulative purchase payments under the contract less partial withdrawals as shown under Contract Data.

If an additional purchase payment causes the contract as a whole to be eligible for a greater percentage credit, an additional credit on prior purchase payments, less any partial withdrawals, will be allocated on the date of the additional purchase payment. Such additional credit is calculated to bring the credit percentage on all prior net purchase payments to the current level. Purchase payment credits will be allocated to the contract value according to your then-existing purchase payment allocation instructions.

Any partial withdrawal reduces the cumulative net purchase payments used as the basis of the credits on a last-in, first-out basis.

Credits shall be reversed from the contract value for any purchase payment that is not honored.

The amount returned to you under the Right to Examine Contract (Free-look) provision shall not include any Credits applied to your contract.

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                                 Contract Value

Contract Value

The contract value at any time is the sum of: (1) the Fixed Account Contract Value; and (2) the Variable Account Contract Value.

If: (1) part or all of the contract value is withdrawn; or (2) charges described herein are made against the contract value; then a number of accumulation units from the variable subaccounts and an amount from the fixed account will be deducted to equal such amount.

For withdrawals, deductions will be made from the fixed or variable subaccounts that you specify. Otherwise, the number of units from the variable subaccounts and the amount from the fixed account will be deducted in the same proportion that your interest in each bears to the total contract value.

Variable Account Contract Value

The variable account contract value at any time will be the sum of the value of the units in any variable subaccount resulting from: (1) purchase payments and any purchase payment credit allocated to a subaccount; plus (2) any amounts transferred to a subaccount from another subaccount or from the fixed account; less (3) any amounts transferred from a subaccount to another subaccount or to the fixed account; less; (4) any amounts deducted from a subaccount for charges or withdrawals.

Fixed Account Contract Value

The fixed account contract value at any time will be: (1) the sum of all purchase payments and any purchase payment credit allocated to the fixed account, plus interest credited; plus (2) any amounts transferred to the fixed account from any variable subaccount, plus interest credited; less (3) any amounts transferred from the fixed account to any variable subaccount; less (4) any amounts deducted for charges or withdrawals.

Interest to be Credited

We will credit interest to the fixed account contract value. Interest will begin to accrue on the date the purchase payments which are received in our home office become available to us for use. We will pay interest on the portion of your initial purchase payment allocated to the fixed account at a guaranteed rate shown under Contract Data. The first-year interest rate includes an additional first-year bonus that is also guaranteed for the first contract year.

After the first year, interest will accrue on the fixed account value at rates determined by us and at our discretion. Theses rates will be based on various factors including, but not limited to, the interest rate environment, returns earned on investments backing these annuities, the rates currently in effect for new and existing company annuities, product design, competition, and the company's revenues and expenses. However, we guarantee that the rate will not be less than the Guaranteed Interest Rate shown under Contract Data.

Contract Administrative Charge

We charge a fee for establishing and maintaining our records for this contract. The charge is shown under Contract Data and is deducted from the contract value at the end of each contract year or, if earlier, when the contract is fully withdrawn.

The charge deducted will be prorated among the variable subaccounts and the fixed account in the same proportion your interest in each bears to the total contract value. However, any amount deducted from the fixed account contract value will be limited to: (1) the amount of interest credited in excess of 3%; plus (2) any amounts allocated or transferred to the fixed account in that year. In no instance will the charge from the fixed account exceed $30 in any contract year.

We waive this charge if your contract value, immediately prior to the deduction of the charge, equals or exceeds $50,000.

If you make a full withdrawal of this contract, we deduct the full contract administrative charge shown under Contract Data at the time of the full withdrawal regardless of contract value.

The charge does not apply after annuitization of this contract under an annuity payment plan.

Premium Tax Charges

We reserve the right to deduct an amount from the value of this contract at the time that any applicable premium taxes assessed against the Company or otherwise not previously deducted are payable.

If a tax is payable at the time of your purchase payment and we choose to not deduct it at that time, we further reserve the right to deduct it at a later date.

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                           Contract Value (Continued)

Transfers of Contract Values

While this contract is in force prior to the retirement date, transfer of contract values may be made as outlined below:

1. You may transfer all or part of the values held in one or more variable subaccounts to another one or more of the variable subaccounts. Subject to item 2, you may also transfer values held in one or more of the variable subaccounts to the fixed account (other than any Special DCA fixed account).

2. On or within the 30 days after a contract anniversary you may transfer values from the fixed account (other than any Special DCA fixed account) to one or more of the variable subaccounts. Only one such transfer is allowed during this period each year. If such a transfer is made, no transfers from a variable subaccount to the fixed account may be made for six months after such a transfer.

You may make a transfer by written request. Transfer requests may also be made according to automated transfer procedures that are then currently in effect, if any. There is no fee or charge for these transfers. However, the minimum transfer amount is $500, or if less, the entire value in the account from which the transfer is being made. The minimum automated transfer is $100.

We reserve the right to:

     1.   limit the number of transfers to 12 per contract year; and

     2.   require up to a maximum of 10 valuation  dates between each  transfer;
          and

     3. limit the amount to be transferred on any one valuation date to no more than $2,000,000; and

     4. upon 30 days prior written notice, to only accept transfer instructions from you (the contract owner), and not from your representative, agent or person acting under a power of attorney for you.

Dollar Cost Averaging Program

You may elect to participate in any DCA Program we offer by written request on a form approved by us. Under the program you may allocate purchase payments to the Special DCA fixed account(s), if the Special DCA program is offered, and authorize the automatic transfer of amounts on a monthly basis from the Special DCA fixed account to any of the variable subaccount(s) or the fixed account. All amounts allocated to the Special DCA fixed account will be transferred out within the specified Special DCA fixed account time period you elect from the time periods we make available.

You may also authorize the automatic transfer of amounts, on an annual, semiannual, quarterly or monthly basis, for specified amounts from the regular fixed account or any of the variable subaccounts to any other variable subaccounts other than the source account.

The unit values credited and applied to your contract are determined on each date of transfer. You may terminate the DCA Program at any time. However, upon termination or annuitization, any amounts remaining in the Special DCA fixed account will be transferred to the regular fixed account.

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                           Fixed and Variable Accounts

The Fixed Account

The fixed account is our general account. It is made up of all of our assets other than:

1.   those in the variable subaccounts; and

2.   those in any other segregated asset account.

The Variable Account

The variable account is a separate investment account of ours. It consists of several subaccounts, which are named under Contract Data. We have allocated a part of our assets for this contract to the variable accounts. Such assets remain our property. However, they may not be charged with the liabilities from any other business in which we may take part.

Investments of the Variable Account

Purchase payments applied to the variable subaccounts will be allocated as specified by the owner. Each variable subaccount will buy, at net asset value, shares of the fund shown for that subaccount under Contract Data or as later added or changed.

We may change the funds from which the variable subaccounts buy shares if laws or regulations change, the existing funds become unavailable or in our judgment, the funds are no longer suitable for the subaccounts. We have the right to substitute funds for those shown under Contract Data, including funds other than those shown under Contract Data. We may also: add additional subaccounts investing in other funds; combine subaccounts; transfer assets to and from the subaccounts or the variable account; and eliminate or close any subaccounts.

When required, we would first seek approval of the Securities and Exchange Commission and, the insurance regulator of the state where this contract is delivered.

Valuation of Assets

Fund shares in the variable subaccounts will be valued at their net asset value.

Variable Account Accumulation Units

The number of accumulation units for each of the variable subaccounts is found by adding the number of accumulation units resulting from:

1. purchase payments and any purchase payment credits allocated to the subaccount; and

2.   transfers to the subaccount;

and subtracting the number of accumulation units from:

1.   transfers from the subaccount; and

2.   withdrawals (including withdrawal charges) from the subaccount; and

3. contract administrative charge or any rider charge deductions from the subaccount.

The number of accumulation units added or subtracted for each of the above transactions is found by dividing (1) by (2) where:

(1)  is the amount allocated to or deducted from the subaccount; and

(2) is the accumulation unit value for the subaccount for the respective valuation period during which we receive the purchase payment or transfer value, or during which we deducted transfers, withdrawals, withdrawal charges, rider charges or contract administrative charges.

Variable Account Accumulation Unit Value

The value of an accumulation unit for each of the variable subaccounts was arbitrarily set at $1 when the first fund shares were bought. The value for any later valuation period is found as follows:

     The accumulation unit value for each variable subaccount for the last prior valuation period is multiplied by the net investment factor for the same account for the next following valuation period. The result is the accumulation unit value. The value of an accumulation unit may increase or decrease from one valuation period to the next.

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                     Fixed And Variable Accounts (Continued)

Net Investment Factor

The net investment factor is an index applied to measure the investment performance of a variable subaccount from one valuation period to the next. The net investment factor may be greater or less than one; therefore, the value of an accumulation or annuity unit may increase or decrease.

The net investment factor for any such subaccount for any one valuation period is determined by: dividing (1) by (2) and subtracting (3) and (4) from the result. This is done where:

(1)  is the sum of:

     a) the net asset value per share of the fund held in the variable subaccount determined at the end of the current valuation period; plus

     b) the per share amount of any dividend or capital gain distributions made by the fund held in the variable subaccount, if the "ex-dividend" date occurs during the current valuation period.

(2) is the net asset value per share of fund held in the variable subaccount, determined at the end of the last prior valuation period.

(3)  is a factor representing the mortality and expense risk charge.

(4)  is a factor representing the variable account administrative charge.

Mortality and Expense Risk Charge

In calculating unit values we will deduct a mortality and expense risk charge from the variable subaccounts equal, on an annual basis, to the percentage shown under Contract Data of the daily net asset value. This deduction is made to compensate us for assuming the mortality and expense risks under contracts of this type. We estimate that approximately 2/3 of this charge is for assumption of mortality risk and 1/3 is for assumption of expense risk. The deduction will be: (1) made from each variable subaccount; and (2) computed on a daily basis.

Variable Account Administrative Charge

In calculating unit values, we will deduct a variable account administrative charge shown under Contract Data from the variable subaccounts. This deduction is made to compensate us for certain administrative and operating expenses for contracts of this type. The deduction will be:

     1.   made from each variable subaccount; and

     2.   computed on a daily basis.

Annuity Unit Value

The value of an Annuity Unit for each variable subaccount was arbitrarily set at $1 when the first funds were bought. The value for any later valuation period is found as follows:

1. The annuity unit value for each variable subaccount for the last prior valuation periods is multiplied by the net investment factor for the subaccount for the valuation period for which the annuity unit value is being calculated.

2. The result is multiplied by an interest factor, which on an annualized basis is equal to .966184. This is done to neutralize the assumed investment rate which is built into the annuity tables under the Tables of Annuity Rates section.

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                              Withdrawal Provisions

Withdrawal

By written request and subject to the rules below you may:

1.   fully withdraw this contract for the total withdrawal value; or

2.   partially withdraw this contract for a part of the withdrawal value.

Rules for Withdrawal

All withdrawals will have the following conditions:

1. You must apply by written request or other method agreed to by us: (a) while this contract is in force; and (b) prior to the earlier of the retirement date or the death of the annuitant.

2. Unless we agree otherwise, you must withdraw an amount equal to at least $500. Each variable subaccount value and the fixed account value after a partial withdrawal must be either $0 or at least $50.

3. The amount withdrawn, less any charges, will normally be paid to you within seven days of our receipt of your written withdrawal request and the return of this contract, if required. For withdrawals from the fixed account, we have the right to defer payment to you for up to 6 months from the date we receive the request. If we defer payment more than 10 days, we will pay annual interest at a rate required by law on the amount deferred.

4. For partial withdrawals, if you do not specify from which accounts the withdrawal is to be made, the withdrawal will be made from the variable subaccounts and fixed account in the same proportion as your interest in each bears to the contract value.

Upon withdrawal for the full withdrawal value this contract will terminate. We may require that you return the contract to us before we pay the full withdrawal value.

Withdrawal Value

The withdrawal value at any time will be:

1.   the contract value;

2.   minus the contract administrative charge;

3.   minus any withdrawal charge.

Withdrawal Charge

If you withdraw all or a part of your contract, you may be subject to a withdrawal charge. A withdrawal charge applies if all or a part of the contract value you withdraw is from payments received that are still in the withdrawal charge period indicated under Contract Data. Refer to Waiver of Withdrawal Charges for situations when withdrawal charges are not deducted.

We determine your withdrawal charge by multiplying each of your payments withdrawn by the applicable withdrawal charge percentage, and then totalling the withdrawal charges.

For a partial withdrawal that is subject to a withdrawal charge, the amount we actually withdraw from your contract value will be the amount you request plus any applicable withdrawal charge as of the date of withdrawal. The withdrawal charge is applied to this total amount. We pay you the amount you requested.

The withdrawal charge percentage depends upon the number of years since you made the payment(s) withdrawn as shown under Contract Data.

The withdrawal charge applies regardless of the contract value at time of withdrawal. Therefore, the purchase payment amount applied to the withdrawal charge percentage may be greater or less than the contract value.

Waiver of Withdrawal Charges

Withdrawal charges are waived for all of the following:

1. In each year, amounts withdrawn totaling up to 10% of the contract value as of the beginning of that contract year,(1) or, if larger, amounts withdrawn that represent contract earnings; (2) and

     (1) Your initial purchase payment and any purchase payment credit applied is considered the beginning of contract year contract value during the first contract year.

     (2) Contract earnings are defined as the contract value less purchase payments not previously withdrawn.

2. Death Benefit payments made in the event of the death of the owner or annuitant; and

3.   Contracts settled under an Annuity Payment Plan.

Withdrawal Order

We use this order to determine withdrawal charges.

1. First, withdrawals up to 10% of your prior contract anniversary contract value not previously withdrawn during this contract year. (No withdrawal charge.)

2.   Next,  withdrawals are from amounts representing contract earnings - if any
     - in excess of the annual 10% free withdrawal amount. (No withdrawal charge.)

3. Next, withdrawals are from purchase payments not previously withdrawn and which had been paid more than the number of years in the withdrawal charge period shown in the Contract Data prior to withdrawal. (No withdrawal charge.)

4. Last, withdrawals are from purchase payments received that are still within the withdrawal charge period shown in the schedule under Contract Data. We withdraw these payments on a "first-in, first-out" (FIFO) basis. There is a withdrawal charge on these payments.

Suspension or Delay in Payment of Withdrawal

We have the right to suspend or delay the date of any withdrawal payment from the variable subaccounts for any period:

1.   when the New York Stock Exchange is closed; or

2.   when trading on the New York Stock Exchange is restricted; or

3. when an emergency exists as a result of which: (a) disposal of securities held in the variable subaccounts is not reasonably practicable; or (b) it is not reasonably practicable to fairly determine the value of the net assets of the variable subaccounts; or

4. during any other period when the Securities and Exchange Commission, by order, so permits for the protection of security holders; or

5. if and to the extent permitted or required under the Federal Investment Company Act of 1940, as amended, and any other applicable federal or state law.

Rules and regulations of the Securities and Exchange Commission will govern as to whether the conditions set forth in 2 and 3 exist.

                               Annuity Provisions

Annuitization

When annuitization occurs, the contract value will be applied to make annuity payments. The first payment will be made as of the retirement date. This date is shown under Contract Data. Before payments begin we will require satisfactory proof that the annuitant is alive. We may also require that you exchange this contract for a supplemental contract, which provides for the annuity payments.

Change of Retirement Date

You may change the retirement date shown for this contract. Tell us the new date by written request. The retirement date may not be earlier than 13 months from the contract date. However the retirement date may not be later than the annuitant's 90th birthday. Also, if you select a new date, it must be at least 30 days after we receive your written request at our home office.

Annuity Payment Plans

Subject to the terms of this contract, annuity payments may be made on a fixed dollar basis, a variable basis, or a combination of both. You can schedule receipt of annuity payments according to one of the Plans A through E below or another plan agreed to by us.

     Plan A - Life Income Non-Refund.
     Monthly annuity payments will be paid during the lifetime of the annuitant. No payments will be made after the annuitant dies.

     Plan B - Life Income with Guaranteed Period.
     Monthly annuity payments will be paid during the lifetime of the annuitant with a guarantee that payments will be made for a period of at least five, ten or fifteen years whether or not the annuitant is living. You must select the guaranteed period.

     Plan C - Life Income with Installment Refund.
     Monthly annuity payments will be paid during the lifetime of the annuitant with a guarantee that payments will be made for a certain number of months whether or not the annuitant is living. The number of months is determined by dividing the contract value applied under this plan by the amount of the monthly payment.

     Plan D - Joint and Survivor Life Income.
     Monthly payments will be paid during the lifetime of the annuitant and a joint annuitant. When either the annuitant or the joint annuitant dies, we will continue to make monthly payments for the lifetime of the survivor. No payments will be paid after the death of both the annuitant and joint annuitant.

     Plan E - Term Certain Installment.
     Monthly annuity payments will be paid for a specified period of years. The period of years may be no less than 10 nor more than 30.

By written request to us at least 30 days before the retirement date, you may select the plan or change to another plan. If at least 30 days before the retirement date we have not received at our home office your written request to select a plan, we will make fixed dollar annuity payments according to Plan B with payments guaranteed for ten years.

If the Plan selected has a payment amount that is the same as another Plan having a longer guarantee period, then the Plan with the longer guarantee period will be deemed to have been chosen.

If the amount to be applied to a plan is not at least $2,000 and produces a monthly payment of less than $20, or if payments are to be made to other than a natural person, we have the right to make a lump sum payment of the contract value.

Allocation of Contract Values at Annuitization

At the time of annuitization under an Annuity Payment Plan you may reallocate your contract value to the Fixed Account to provide fixed dollar payments and/or among the variable subaccounts to provide variable annuity payments. Unless we agree otherwise, you may use a maximum of five variable subaccounts at any one time during annuitization.

Fixed Annuity

A fixed annuity is an annuity with payments that are guaranteed by us as to dollar amount. Fixed annuity payments after the first will never be less than the amount of the first payment. At annuitization, the fixed account contract value will be applied to the applicable Annuity Rates Table. This will be done in accordance with the Payment Plan chosen. The amount payable for each $1,000 so applied is shown in Table B under the Tables of Annuity Rates section.

Variable Annuity

A variable annuity is an annuity with payments which: (1) are not predetermined or guaranteed as to dollar amount: and (2) vary in amount with the investment experience of the variable subaccounts.

Determination of First Variable Annuity Payment

At annuitization, the variable account contract value will be applied to the applicable Annuity Rates Table. This will be done: (1) on the valuation date on or next preceding the 7th calendar day before the retirement date; and (2) in accordance with the Payment Plan chosen. The amount payable for the first payment for each $1,000 so applied is shown in Table A under the Tables of Annuity Rates section.

Variable Annuity Payments After the First Payment

Variable annuity payments after the first vary in amount. The amount changes with the investment performance of the variable subaccounts. The dollar amount of variable annuity payments after the first is not fixed. It may change from month to month. The dollar amount of such payments is determined as follows:

1. The dollar amount of the first annuity payment is divided by the value of an annuity unit as of the valuation date on or next preceding the 7th calendar day before the retirement date. This result establishes the fixed number of annuity units for each monthly annuity payment after the first. This number of annuity units remains fixed during the annuity payment period.

2. The fixed number of annuity units is multiplied by the annuity unit value as of the valuation date on or next preceding the 7th calendar day before the date the payment is due. The result establishes the dollar amount of the payment.

We guarantee that the dollar amount of each payment after the first will not be affected by variation in expenses or mortality experience.

Exchange of Annuity Units

After annuity payments begin, annuity units of any variable subaccount may be exchanged for units of any of the other variable subaccounts. This may be done no more than once a year. Unless we agree otherwise you may use a maximum of five variable subaccounts at any one time. Once annuity payments start, no exchanges may be made to or from any fixed annuity.

                             Tables Of Annuity Rates

Table A below shows the amount of the first monthly variable annuity payment, based on a 3.5% assumed investment return, for each $1,000 of value applied under any payment plan. The amount of the first and all subsequent monthly fixed dollar annuity payments for each $1,000 of value applied under any payment plan will be based on our fixed dollar Table of Annuity Rates in effect at annuitization. Such rates are guaranteed to be not less than those shown in Table B. The amount of such annuity payments under Plans A, B and C will depend upon the sex and age of the annuitant at annuitization. The amount of such annuity payments under Plan D will depend upon the sex and the age of the annuitant and the joint annuitant at annuitization.

Table A - Dollar Amount of First Monthly Variable Annuity Payment Per $1,000 Applied

------------ -------- ----------------- --- ----------- ----------------- --- ------------- --------------- ------------------
                           Plan A                            Plan B                             Plan C           Plan D
------------ -------- ----------------- --- ----------- ----------------- --- ------------- --------------- ------------------
    Age                                                   Life Income                        Life Income    Joint & Survivor
    at       Beginning  Life Income       Five Years     with Ten Years    Fifteen Years     Installment       Non-Refund
  Annuit-       In       Non-Refund        Certain          Certain           Certain           Refund        Male & Female
  ization     Year     Male    Female    Male   Female   Male    Female    Male    Female   Male   Female       Same Age
------------ -------- -------- -------- -------- ------ -------- -------- -------- -------- ------ -------- ------------------
  Age 65      2005     5.61     4.98     5.57    4.96    5.44     4.91     5.23     4.82    5.17    4.75          4.49
              2010     5.52     4.91     5.48    4.89    5.36     4.85     5.17     4.76    5.11    4.70          4.44
              2015     5.43     4.84     5.40    4.83    5.29     4.79     5.11     4.71    5.05    4.65          4.39
              2020     5.35     4.78     5.32    4.77    5.22     4.73     5.06     4.66    4.99    4.60          4.35
              2025     5.27     4.72     5.24    4.71    5.15     4.68     5.00     4.62    4.93    4.56          4.31
              2030     5.19     4.67     5.17    4.66    5.09     4.63     4.95     4.57    4.88    4.52          4.27
------------ -------- -------- -------- -------- ------ -------- -------- -------- -------- ------ -------- ------------------
  Age 70      2005     6.53     5.69     6.43    5.65    6.16     5.53     5.75     5.33    5.81    5.30          5.02
              2010     6.40     5.59     6.32    5.56    6.06     5.45     5.69     5.27    5.72    5.23          4.95
              2015     6.28     5.50     6.20    5.47    5.97     5.37     5.62     5.21    5.64    5.16          4.89
              2020     6.17     5.41     6.09    5.38    5.88     5.30     5.56     5.15    5.57    5.10          4.83
              2025     6.06     5.33     5.99    5.31    5.80     5.23     5.50     5.09    5.49    5.04          4.77
              2030     5.95     5.25     5.90    5.23    5.72     5.17     5.45     5.04    5.42    4.99          4.72
------------ -------- -------- -------- -------- ------ -------- -------- -------- -------- ------ -------- ------------------
  Age 75      2005     7.80     6.73     7.58    6.64    7.00     6.36     6.26     5.92    6.63    6.03          5.79
              2010     7.62     6.59     7.42    6.51    6.89     6.25     6.20     5.85    6.52    5.94          5.69
              2015     7.45     6.46     7.27    6.38    6.79     6.15     6.15     5.79    6.41    5.85          5.59
              2020     7.29     6.33     7.13    6.27    6.69     6.06     6.09     5.73    6.31    5.77          5.51
              2025     7.14     6.22     6.99    6.16    6.59     5.97     6.03     5.67    6.22    5.69          5.43
              2030     6.99     6.11     6.86    6.05    6.49     5.89     5.98     5.61    6.13    5.62          5.35
------------ -------- -------- -------- -------- ------ -------- -------- -------- -------- ------ -------- ------------------
  Age 85      2005    12.15    10.61    10.95    9.92    8.76     8.38     6.97     6.88    9.13    8.41          8.54
              2010    11.79    10.29    10.72    9.68    8.68     8.28     6.95     6.85    8.95    8.24          8.33
              2015    11.46    10.00    10.49    9.46    8.59     8.18     6.93     6.83    8.79    8.09          8.14
              2020    11.14     9.72    10.27    9.25    8.51     8.08     6.92     6.81    8.64    7.95          7.96
              2025    10.85     9.47    10.06    9.05    8.43     7.98     6.90     6.78    8.49    7.82          7.79
              2030    10.57     9.24     9.87    8.86    8.35     7.89     6.88     6.75    8.36    7.70          7.64
------------ -------- -------- -------- -------- ------ -------- -------- -------- -------- ------ -------- ------------------

Table A above is based on the "1983 Individual Annuitant Mortality Table A" with 100% Projection Scale G and a 3.5% assumed investment return. Annuity rates for any year, age, or any combination of year, age and sex not shown above, will be calculated on the same basis as those rates shown in the Table above. Such rates will be furnished by us upon request. Amounts shown in the Table below are based on a 3.5% assumed investment return.

Plan E - Dollar Amount of First Monthly Variable Annuity Payment Per $1,000 Applied

--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
   Years Payable       Monthly Payment     Years Payable      Monthly Payment     Years Payable      Monthly Payment
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
         10                 9.83                 17                6.47                 24                5.09
         11                 9.09                 18                6.20                 25                4.96
         12                 8.46                 19                5.97                 26                4.84
         13                 7.94                 20                5.75                 27                4.73
         14                 7.49                 21                5.56                 28                4.63
         15                 7.10                 22                5.39                 29                4.53
         16                 6.76                 23                5.24                 30                4.45
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------

Fixed Dollar annuity payments will not be less than those shown in Table B. In addition, the amount of payments under any annuity payment plan will not be less than that which would be provided if:

1. a single premium immediate annuity contract were to be offered by us to annuitants in the same class and

2. the annuity were to be purchased with the greater of: (1) withdrawal value of the contract; or (2) 95% of the contract value of this contract.

Table B - Dollar Amount of Each Monthly Fixed Dollar Annuity Payment Per $1,000 Applied
------------ -------- ----------------- --- ----------- ----------------- --- ------------- --------------- ------------------
                           Plan A                            Plan B                             Plan C           Plan D
------------ -------- ----------------- --- ----------- ----------------- --- ------------- --------------- ------------------
    Age                                                   Life Income                        Life Income    Joint & Survivor
    at       Beginning  Life Income       Five Years     with Ten Years    Fifteen Years     Installment       Non-Refund
  Annuit-       In       Non-Refund        Certain          Certain           Certain           Refund        Male & Female
  ization     Year     Male    Female    Male   Female   Male    Female    Male    Female   Male   Female       Same Age
----------- --------- -------- -------- -------- ------ -------- -------- -------- ------- ------- -------- ------------------
  Age 65      2005     5.32     4.69     5.28    4.68    5.16     4.63     4.96     4.54    4.85    4.44          4.21
              2010     5.23     4.62     5.19    4.61    5.08     4.57     4.90     4.49    4.79    4.39          4.16
              2015     5.14     4.56     5.11    4.55    5.01     4.51     4.84     4.43    4.73    4.34          4.12
              2020     5.06     4.50     5.03    4.49    4.94     4.45     4.78     4.39    4.67    4.30          4.07
              2025     4.98     4.44     4.95    4.43    4.87     4.40     4.73     4.34    4.61    4.26          4.03
              2030     4.90     4.38     4.88    4.38    4.81     4.35     4.68     4.30    4.56    4.22          4.00
  Age 70      2005     6.24     5.40     6.15    5.37    5.88     5.26     5.49     5.07    5.47    4.98          4.75
              2010     6.11     5.31     6.03    5.28    5.79     5.18     5.42     5.00    5.38    4.91          4.68
              2015     5.99     5.21     5.92    5.19    5.70     5.10     5.36     4.94    5.31    4.85          4.62
              2020     5.87     5.13     5.81    5.10    5.61     5.03     5.30     4.88    5.23    4.79          4.56
              2025     5.77     5.05     5.71    5.03    5.53     4.96     5.24     4.83    5.16    4.73          4.50
              2030     5.66     4.97     5.61    4.95    5.45     4.89     5.18     4.77    5.10    4.68          4.45
  Age 75      2005     7.51     6.45     7.30    6.36    6.74     6.09     6.01     5.67    6.27    5.70          5.52
              2010     7.33     6.31     7.14    6.23    6.63     5.99     5.95     5.60    6.16    5.61          5.42
              2015     7.15     6.17     6.99    6.10    6.52     5.89     5.90     5.54    6.06    5.53          5.33
              2020     6.99     6.05     6.84    5.99    6.42     5.79     5.84     5.47    5.97    5.45          5.24
              2025     6.84     5.93     6.71    5.88    6.32     5.71     5.78     5.41    5.88    5.38          5.16
              2030     6.70     5.83     6.58    5.78    6.23     5.62     5.73     5.35    5.79    5.31          5.09
  Age 85      2005    11.85    10.31    10.68    9.65    8.52     8.14     6.73     6.64    8.69    8.00          8.28
              2010    11.49    10.00    10.45    9.41    8.44     8.04     6.72     6.62    8.53    7.85          8.07
              2015    11.15     9.70    10.22    9.19    8.36     7.93     6.70     6.59    8.38    7.70          7.88
              2020    10.84     9.43    10.00    8.98    8.27     7.83     6.68     6.57    8.23    7.57          7.70
              2025    10.55     9.18     9.79    8.78    8.19     7.74     6.67     6.54    8.09    7.45          7.53
              2030    10.28     8.95     9.60    8.59    8.11     7.64     6.65     6.52    7.96    7.33          7.38
----------- --------- -------- -------- -------- ------ -------- -------- -------- ------- ------- -------- ------------------

Table B above is based on the "1983 Individual Annuitant Mortality Table A" at 3.00% with 100% Projection Scale G. Annuity rates for any year, age, or any combination of year, age and sex not shown above, will be calculated on the same basis as those rates shown in the Table above. Such rates will be furnished by us upon request. Amounts shown in the Table below are based on a 3% annual effective interest rate.

Plan E - Dollar Amount of Each Monthly Fixed Dollar Annuity Payment Per $1,000 Applied

--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
   Years Payable       Monthly Payment     Years Payable      Monthly Payment     Years Payable      Monthly Payment
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
         10                 9.61                 17                6.23                 24                4.84
         11                 8.86                 18                5.96                 25                4.71
         12                 8.24                 19                5.73                 26                4.59
         13                 7.71                 20                5.51                 27                4.47
         14                 7.26                 21                5.32                 28                4.37
         15                 6.87                 22                5.15                 29                4.27
         16                 6.53                 23                4.99                 30                4.18
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------

(logo)                                  American Centurion
AMERICAN                                Life Assurance Company
 EXPRESS                                20 Madison Ave. Ext.
(R)                                     P.O. Box 5555
         American                       Albany, New York 12205
         Centurion
         Life

Deferred Annuity Contract

o   Flexible purchase payments.
o   Investment experience reflected in benefits.
o   Optional fixed dollar or variable accumulation values and annuity payments.
o   Annuity payments to begin on the retirement date.
o   This contract is nonparticipating.  Dividends are not payable.

            *recycled paper with a minimum of 10% post-consumer waste